QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of November 12, 2002

Centerpulse Ltd.
(Translation of registrant's name into English)

Andreasstrasse 15
CH-8050 Zurich
Switzerland
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F            X                                       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                      No         X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

        Centerpulse Ltd. is filing this Report on Form 6-K to furnish the media release regarding our third quarter financial results which was made public on November 8, 2002, and our third quarter report to our shareholders, which are attached hereto as Exhibits 99.1 and 99.2, respectively. We are also furnishing the Certifications of the Company's Chief Executive Officer and Chief Financial Officer with respect thereto, which are attached hereto as Exhibits 99.3 and 99.4, respectively.

        Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.

99.1	Media release, dated November 8, 2002, announcing the third quarter earnings of Centerpulse Ltd.
99.2	Third Quarter 2002 Report of Centerpulse Ltd.
99.3	Certification of Chief Executive Officer, Max Link
99.4	Certification of Chief Financial Officer, Urs Kamber

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CENTERPULSE LTD.
By:	/s/ DAVID S. WISE David S. Wise Group Vice President and General Counsel, Centerpulse USA Inc.

        Date: November 12, 2002

EXHIBIT INDEX

Exhibit	Description
99.1	Media release, dated November 8, 2002, announcing the third quarter earnings of Centerpulse Ltd.
99.2	Third Quarter 2002 Report of Centerpulse Ltd.
99.3	Certification of Chief Executive Officer, Max Link
99.4	Certification of Chief Financial Officer, Urs Kamber

QuickLinks

SIGNATURES